May 15, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. John R. Ayling
Chairman and CEO
1070 Commerce Drive, Building II
Suite 303
Perrysburg, OH 46551

Re:	Leisure Direct, Inc.
	Form 10-KSB for the year ended December 31, 2004
      Forms 10-QSB for the periods ended March 31, 2005, June 30,
2005
      and September 30, 2005
	Commission file #: 000-50584

Dear Mr. Ayling:

We have reviewed your February 5, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *
Form 10-KSB for the year ended December 31, 2004

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

- Stock Based Compensation

1. Based on your response to our prior comment 3, we are still unclear as to how you account for the issuances of stock options to both employees and non employees and we do not understand why the transactions result in a liability, rather than affecting an equity account such as APIC, at the time the stock options are issued. Regarding the options issued to Mr. Hoag, an employee, please tell us and disclose in future filings how you accounted for those stock options, the vesting terms of the options, and whether you follow the intrinsic value method of APB 25 or the fair value method in SFAS No.
123. For non-employees you are required to follow the guidance in paragraphs 8-10 of SFAS No. 123. Please tell us, and disclose in future filings, the date the options were issued, the vesting terms on the options, and how the award date related to the period of service attributable to the option. We may have further comment upon receipt of your response. Additionally, in future filings you should include the disclosures required by paragraphs 45-48 of SFAS No. 123 and then
SFAS No.123(R) once it is adopted.

2. We note that your response to our prior comment 3 that the options were granted under the 2004 Stock-Based Compensation Plan is inconsistent with the disclosure in Note 1 that you did not issue any shares under the plan in 2004. Please resolve this inconsistency in future filings.

3. We note from your response to our prior comment 4 that amount of options awarded to Mr. Paul Hoag is not consistent with the disclosure in Item 10 to the Form 10-K for the year ended December 31, 2004. Please tell us the correct amount of options issued to Mr. Hoag and the related expense recognized. Also, in future filings, please disclose how you determined fair value of the stock option grants.

Note 12. Related Party Transactions

4. We note from your response to our prior comment 6 that the amount paid for the assets was 75% of the appraised fair market value. Please tell us the carrying value of these assets and how you accounted for this transaction. If the amount recorded for the assets was other than the carrying value of the assets, please explain to us why you believe that was appropriate, including the accounting literature relied upon. See paragraph D12 of SFAS 141 and SEC Practice, Ch. 10. Accounting Topics and the SEC, Interpretations and
Guidance-  Related Party Items and Transactions.

5. We note from your response to our prior comment 7 the various ways you have determined fair value of the stock issued for non-cash transactions. In future filings, please disclose how you determined or calculated the fair value of the stock issued for each non-cash stock transaction.








Note 13. Segment Financial Data, page F-14

6. We note your revised disclosure as included in your response to our prior comment 8, however we do not believe that you have adequately responded to our comment. Please revise Note 13 to include the appropriate measure of segment profit or loss and other segment disclosures required by paragraphs 25-28 of SFAS 131.

Forms 10-QSB for the Quarters Ended June 30, 2005 and September
30,
2005

Statements of Operations

7. We note that you present certain costs associated with moving your
pool manufacturing operation as non operating expenses. In future filings, please present the move costs and write-off of deposit as operating expenses in accordance with paragraph 18 of SFAS No. 146.
Additionally, please include the disclosures required by paragraph
20
of SFAS 146.

Other

8. As previously requested, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.



* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments via EDGAR within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or Lyn Shenk at
202-
551-3380 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. John Ayling
Leisure Direct, Inc.
May 15, 2006
Page 1